EXHIBIT 99.2

Colliers International Group Inc. First Quarter 2020 Financial Results April 28, 2020 Colliers International Group Inc. Second Quarter 2020 Financial Results August 6, 2020

Forward - Looking Statements This presentation includes or may include forward - looking statements . Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations . These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward - looking statements . Such factors include : economic conditions, especially as they relate to commercial and consumer credit conditions and business spending ; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions ; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses ; competition in markets served by the Company ; labor shortages or increases in commission, wage and benefit costs ; impact of pandemics on client demand, ability to deliver services and ensure the health and productivity of employees ; disruptions or security failures in information technology systems ; and political conditions or events, including elections, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities . Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31 , 2019 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www . sedar . com) and other periodic filings with Canadian and US securities regulators . Forward looking statements contained in this presentation are made as of the date hereof and are subject to change . All forward - looking statements in this press release are qualified by these cautionary statements . Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - looking statement, whether as a result of new information, future events or otherwise . Non - GAAP measures This presentation makes reference to the non - GAAP measures Adjusted EBITDA and Adjusted EPS . Please refer to Appendix for reconciliations to GAAP measures .

Second Quarter 2020 Results 3 Highlights 3 Resilience during pandemic • Majority of earnings now come from Investment Management and Outsourcing & Advisory segments – high value - add professional services that are recurring and contractual • Pandemic uncertainty in Leasing and Capital Markets impacted quarterly results • Diversified business model, strong balance sheet, entrepreneurial culture, and significant insider ownership Other highlights • Completed a $230 million offering of convertible notes • Completed acquisition of Dougherty (Colliers Mortgage) • Subsequent to quarter end, completed the acquisition of Maser Consulting USD LC (1) Revenue 550.2 745.5 -26% -25% Adjusted EBITDA 60.0 87.3 -31% -30% Adjusted EBITDA Margin 10.9% 11.7% Adjusted EPS 0.70 1.10 -36% GAAP Operating Earnings 14.5 57.2 -75% GAAP Operating Earnings Margin 2.6% 7.7% GAAP EPS -0.26 0.60 NM USD LC (1) Revenue 1,180.8 1,380.6 -14% -13% Adjusted EBITDA 114.4 130.9 -13% -11% Adjusted EBITDA Margin 9.7% 9.5% Adjusted EPS 1.25 1.61 -22% GAAP Operating Earnings 33.1 70.6 -53% GAAP Operating Earnings Margin 2.8% 5.1% GAAP EPS -0.14 0.63 NM Three months ended June 30, 2020 Q2 2020 Q2 2019 %Change Six months ended June 30, 2020 YTD 2020 YTD 2019 % Change (US$ millions, except per share amounts)

Second Quarter Consolidated Revenues 4 (US$ millions) 136.8 253.4 115.0 163.6 257.0 281.6 41.4 46.9 550.2 745.5 2020 2019 55% Recurring % Change over Q2 2019 USD LC Investment Management -12% -12% Outsourcing & Advisory -9% -6% Capital Markets -30% -28% Leasing -46% -45% Total -26% -25% Revenue Mix Q2 2020 Q2 2019 Investment Management 8% 6% Outsourcing & Advisory 47% 38% Capital Markets 21% 22% Leasing 24% 34% Total 100% 100% Q2 Revenues Leasing Capital Markets Outsourcing & Advisory Investment Management

Second Quarter Geographic Split 5 (US$ millions) 1 Q2 2020 GAAP Operating Earnings: $3.4M Americas, $(3.3)M EMEA, $5.1M Asia Pacific, $10.6M Investment Management 2 Q2 2019 GAAP Operating Earnings: $25.6M Americas, $10.8M EMEA, $12.5M Asia Pacific, $12.2M Investment Management 56% 18% 18% 8% Americas 308.9 EMEA 99.6 Asia Pacific 100.1 Investment Management 41.4 40% 20% 29% Americas 24.4 EMEA 6.3 Asia Pacific 12.3 Investment Management 17.4 11% 41% 22% 16% Americas 36.2 EMEA 19.0 Asia Pacific 14.2 Investment Management 19.2 21% 57% 20% 17% 6% Americas 421.4 EMEA 151.6 Asia Pacific 125.1 Investment Management 46.9 Q2 2020 Revenues Q2 2020 Adjusted EBITDA 1 Q2 2019 Revenues Q2 2019 Adjusted EBITDA 2

Americas (US$ millions) GAAP Operating Earnings: Q2 2020 $3.4M at 1.1% margin ; Q2 2019 $25.6M at 6.1% margin USD LC Revenue Growth -27% -26% • Revenues down 26% in local currency on reduced Leasing and Capital Markets across the region • Outsourcing & Advisory revenues were flat in local currency • Adjusted EBITDA margin down on lower revenues 24.4 36.2 7.9% 8.6% Q2 2020 Q2 2019 102.4 188.2 71.6 95.1 134.9 138.0 308.9 421.4 Q2 2020 Q2 2019 Revenue Adjusted EBITDA and Margin Leasing Capital Markets Outsourcing & Advisory 6

USD LC Revenue Growth -34% -32% EMEA 7 (US$ millions) GAAP Operating Earnings: Q2 2020 ($3.3M) at (3.3%) margin; Q2 2019 $10.8M at 7.2% margin • Revenue declined in local currency on lower activity in each service line • Outsourcing & Advisory revenue impacted by delays in executing turnkey project management assignments due to the pandemic 6.3 19.0 6.3% 12.6% Q2 2020 Q2 2019 19.9 36.0 23.0 39.5 56.7 76.2 99.6 151.6 Q2 2020 Q2 2019 Revenue Adjusted EBITDA and Margin Leasing Capital Markets Outsourcing & Advisory

USD LC Revenue Growth -20% -16% Asia Pacific 8 (US$ millions) GAAP Operating Earnings: Q2 2020 $5.1M at 5.1% margin; Q2 2019 $12.5M at 10.0% margin • Revenues down 16% in local currency on lower Leasing and Capital Markets • Outsourcing & Advisory revenues were up slightly in local currency, including incremental revenues from the recent Synergy acquisition 12.3 14.2 12.2% 11.4% Q2 2020 Q2 2019 14.5 28.9 20.3 29.0 65.3 67.1 100.1 125.1 Q2 2020 Q2 2019 Revenue Adjusted EBITDA and Margin Leasing Capital Markets Outsourcing & Advisory

USD LC Revenue Growth -12% -12% Investment Management 9 (US$ millions) GAAP Operating Earnings: Q2 2020 $10.6M at 25.7% margin; Q2 2019 $12.2M at 26.1% margin • Revenue decline attributable to a $4.3 million reduction in passthrough revenue from legacy carried interest • Lower adjusted EBITDA attributable to changes in the timing of certain European transaction fees • $35.7 billion of AUM (up 2% from $35.1 billion at March 31, 2020; up 18% from $30.3 billion at June 30, 2019) 17.4 19.2 41.9% 41.0% Q2 2020 Q2 2019 41.4 46.9 Q2 2020 Q2 2019 Revenue Adjusted EBITDA and Margin

(US$ millions) Balance Sheet & Liquidity • Conservative financial profile with net debt / pro forma adjusted EBITDA leverage ratio of 1 . 5 x at June 30 , 2020 • Debt agreements permit maximum leverage ratio of 3 . 5 x • $ 608 million of unused credit under revolving credit facility maturing in April 2024 • May 2020 issuance of Convertible Notes further strengthens balance sheet (considered equity for leverage ratio) • Capital expenditures expected at $ 40 - $ 50 million for 2020 Cash $ 147.2 $ 115.0 $ 102.1 Total Debt 627.2 611.4 692.4 Net Debt $ 480.0 $ 496.4 $ 590.3 Convertible Notes 223.5 0.0 0.0 Redeemable non-controlling interests 375.1 359.2 338.4 Shareholders' equity 499.0 517.3 428.8 Total capitalization $ 1,577.6 $ 1,372.9 $ 1,357.5 Net debt / pro forma adjusted EBITDA 1.5x 1.4x 1.7x Capital Expenditures $ 19.0 $ 24.1 Acquisition Spend (1) $ 172.1 $ 40.2 Six months ended June 30, 2020 June 30, 2019 June 30, 2020 December 31, 2019 June 30, 2019 1 Includes business acquisitions, contingent acquisition consideration and purchase of non - controlling interests in subsidiaries. Highlights 10

Impact of COVID - 19 Pandemic • Working assumption previously provided updated to reflect : ( i ) better than anticipated results for the second quarter across all service lines and regions ; and (ii) the recently completed acquisitions of Colliers Mortgage and Maser Consulting • Transactional Leasing and Capital Markets revenues are expected to remain below 2019 levels, although the scale of decline should moderate in the third and fourth quarters . • Outsourcing & Advisory and Investment Management are expected to remain relatively stable for the balance of the year with some variability depending on market conditions . • Significant steps taken to adjust costs to expected revenues across all service lines, including reductions to support, administrative and leadership and related costs ; May take further cost reduction measures in future quarters . Previous Updated Add acquisitions Updated with acquisitions Revenue - 15% to - 25% - 15% to - 25% +5% - 10% to - 20% Adjusted EBITDA - 25% to - 35% - 20% to - 30% +5% - 15% to - 25% 11 Working assumption for full year 2020 (relative to 2019)

Colliers International Group Inc. First Quarter 2020 Financial Results April 28, 2020 Appendix Reconciliation of non - GAAP measures

1 3 Reconciliation of net earnings to adjusted EBITDA Appendix (US$ thousands) Net earnings $ 6,483 $ 35,575 $ 12,942 $ 41,039 Income tax 2,127 13,187 7,326 14,402 Other income, net (266) 179 (970) (322) Interest expense, net 6,179 8,257 13,763 15,476 Operating earnings 14,523 57,198 33,061 70,595 Depreciation and amortization 25,940 23,778 50,830 46,447 Gains attributable to MSRs (509) - (509) - Equity income from non-consolidated entites 414 - 969 - Acquisition-related items 3,784 5,263 6,534 9,898 Restructuring costs 13,839 275 19,307 314 Stock-based compensation expense 1,971 809 4,224 3,640 Adjusted EBITDA $ 59,962 $ 87,323 $ 114,416 $ 130,894 Three months ended Six months ended June 30, 2020 June 30, 2019 June 30, 2020 June 30, 2019 13

1 4 Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS Appendix (US$ thousands) Net earnings $ 6,483 $ 35,575 $ 12,942 $ 41,039 Non-controlling interest share of earnings (4,265) (6,586) (7,642) (7,831) Interest on Convertible Notes 1,059 - 1,059 - Amortization of intangible assets 17,089 15,238 33,101 29,958 Gains attributable to MSRs (509) - (509) - Acquisition-related items 3,784 5,263 6,534 9,898 Restructuring costs 13,839 275 19,307 314 Stock-based compensation expense 1,971 809 4,224 3,640 Income tax on adjustments (7,442) (4,212) (13,247) (8,216) Non-controlling interest on adjustments (2,447) (2,346) (4,597) (4,592) Adjusted net earnings $ 29,562 $ 44,016 $ 51,172 $ 64,210 (US$) Diluted net (loss) earnings per common share $ (0.25) $ 0.60 $ (0.14) $ 0.63 Interest on Convertible Notes, net of tax 0.02 - 0.02 - Non-controlling interest redemption increment 0.30 0.13 0.27 0.20 Amortization expense, net of tax 0.25 0.23 0.49 0.46 Gains attributable to MSRs, net of tax (0.01) - (0.01) - Acquisition-related items 0.10 0.12 0.17 0.22 Restructuring costs, net of tax 0.24 - 0.35 0.01 Stock-based compensation expense, net of tax 0.05 0.02 0.10 0.09 Adjusted EPS $ 0.70 $ 1.10 $ 1.25 $ 1.61 Diluted weighted average shares for Adjusted EPS (thousands) 41,901 39,954 41,021 39,887 Three months ended Six months ended June 30, 2020 June 30, 2019 June 30, 2020 June 30, 2019 Three months ended Six months ended June 30, 2020 June 30, 2019 June 30, 2020 June 30, 2019 14 Adjusted EPS is calculated using the “if - converted” method of calculating earnings per share in relation to the Convertible Note s, which were issued on May 19, 2020.